Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

  Erin Jaskot

Re:	Therapix Biosciences Ltd. Registration Statement on Form F-3 Filed June 20, 2018 Response dated July 10, 2018 File No. 333-225745

Ladies and Gentlemen:

We are submitting this letter on behalf of Therapix Biosciences Ltd. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2018 (the “Comment Letter”) from the Division of Corporate Finance and Office of Healthcare and Insurance relating to the above-referenced registration statement on Form F-3 of the Company initially filed with the Commission on June 20, 2018 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Any capitalized terms used herein, but not defined shall have the meanings ascribed to them in the Amended Registration Statement. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Registration Statement on Form F-3 filed June 20, 2018

Description of Securities, page 8

1.	We note your response to our comment. Please revise your registration statement to disclose the existence of the arbitration provision and, if true, to state that the arbitration provision is not mandatory and does not prevent ADS holders or ordinary shareholders from pursuing claims under the United States federal securities laws. To the extent this is not correct, please explain in your response.

Response: The Company has revised page 8 of the Amended Registration Statement to disclose that the Company’s articles of association contain a provision that gives the authority to the Company’s Board of Directors (instead of its officers or shareholders at a general meeting, for example) to refer an action to arbitration and that such arbitration provision is not mandatory and it does not prevent ADS holders or ordinary shareholders from pursuing claims under the United States federal securities laws.

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at (212) 692-6732 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz